Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere. The Bonds are not available for general subscription in Hong Kong or elsewhere.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Bonds mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the Bonds will be made in the United States.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 0981)

(1) PROPOSED ISSUE OF US$200 MILLION ZERO COUPON CONVERTIBLE
BONDS DUE 2018
(2) PRE-EMPTIVE RIGHT OF DATANG
AND
(3) PRE-EMPTIVE RIGHT OF COUNTRY HILL

Sole Global Coordinator

Joint Managers

*	For identification purposes only

ISSUE OF THE PLACED BONDS

On 24 October 2013, the Company and the Joint Managers entered into the Bond Subscription Agreement, pursuant to which each of the Joint Managers has agreed to subscribe and pay for, or to procure subscribers to subscribe and pay for the Placed Bonds to be issued by the Company in an aggregate principal amount of US$200 million.

Based on the initial Conversion Price of HK$0.7965 and assuming full conversion of the Placed Bonds at the initial Conversion Price, the Placed Bonds will be convertible into 1,946,817,325 Shares, representing (i) approximately 6.07% of the issued share capital of the Company on the Last Trading Day and (ii) approximately 5.72% of the issued share capital of the Company as enlarged by the issue of the Conversion Shares. The Conversion Shares will be allotted and issued pursuant to the general mandate of the Company granted to the Directors at the annual general meeting held on 13 June 2013 and will rank pari passu in all respects with the Shares then in issue on the relevant conversion date. The issue of the Placed Bonds is not subject to the approval of the Shareholders.

An application will be made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Conversion Shares. An application will be made to the Singapore Exchange for the listing of the Bonds.

Completion of the Bond Subscription Agreement is subject to the satisfaction or waiver of the conditions precedent therein. In addition, the Bond Subscription Agreement may be terminated in certain circumstances. Please refer to the paragraph headed ‘‘The Bond Subscription Agreement’’ under the section ‘‘Issue of the Placed Bonds’’ below for further information.

PRE-EMPTIVE RIGHTS OF DATANG

Reference is made to the Company’s announcements dated 10 November 2008, 15 July 2010, 5 May 2011 and 24 October 2013 in relation to the Datang Subscription Agreement.

Pursuant to the Datang Subscription Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Datang has a pre-emptive right to subscribe for a pro rata portion of such new securities being issued equivalent to the percentage of the issued share capital of the Company then owned by Datang immediately prior to the issue of such securities. Datang’s pre-emptive right is applicable to the issue of the Bonds and any Country Hill Further Subscription. Pursuant to the Datang Subscription Agreement, completion of any such issue of the Datang Pre-emptive Bonds to Datang upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Bonds in connection with the issue of the Placed Bonds and any Country Hill Further Subscription will be at a price equivalent to the issue price of the Placed Bonds (in the case of the Datang Pre-emptive Bonds) (after any adjustment made to reflect any difference in the initial interest payment due to any difference between the dates of issue of the Placed Bonds and the Datang Pre-emptive Bonds) and conditional on the obtaining of the necessary governmental approval and the obtaining of the approval of the independent Shareholders of the Company for any such Datang Further Subscription.

The Company has notified Datang in accordance with the terms of the Datang Subscription Agreement in respect of the issue of the Placed Bonds and the possibility of the Country Hill Further Subscription. Pursuant to the Datang Subscription Agreement, Datang is deemed to have elected not to exercise the pre-emptive right with respect to the Datang Pre-emptive Bonds if it does not respond to the final notice within ten (10) business days following the date of the final notice. As at the date of this announcement, the Company has been informed by Datang in a non-legally binding letter of intent that it was committed to exercising its pre-emptive right to subscribe for the Datang Pre-emptive Bonds, up to the number it is entitled to under the Datang Subscription Agreement based on terms and conditions that are substantially the same as the issue of the Placed Bonds. The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

PRE-EMPTIVE RIGHTS OF COUNTRY HILL

Reference is made to the Company’s announcements dated 18 April 2011 and 24 October 2013 in relation to the Country Hill Subscription Agreement.

Pursuant to the Country Hill Subscription Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Country Hill has a preemptive right to subscribe for a pro rata portion of such new securities being issued equivalent to the percentage of the issued share capital of the Company then owned by Country Hill immediately prior to the issue of such securities. Country Hill’s pre-emptive right is applicable to the issue of the Placed Bonds and any Datang Further Subscription. Pursuant to the Country Hill Subscription Agreement, completion of any such issue of the Country Hill Pre-emptive Bonds to Country Hill upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Country Hill of its pre-emptive right to subscribe for the Country Hill Pre-emptive Bonds in connection with the issue of the Placed Bonds and any Datang Further Subscription will be at a price equivalent to the issue price of the Placed Bonds (in the case of the Country Hill Pre-emptive Bonds) (after any adjustment made to reflect any difference in the initial interest payment due to any difference between the dates of issue of the Placed Bonds and the Country Hill Pre-emptive Bonds) and conditional on the obtaining of the approval of the independent Shareholders of the Company for any such Country Hill Further Subscription.

The Company has notified Country Hill in accordance with the terms of the Country Hill Subscription Agreement in respect of the issue of the Placed Bonds and the possibility of the Datang Further Subscription. Pursuant to the Country Hill Subscription Agreement, Country Hill is deemed to have elected not to exercise the pre-emptive right with respect to the Country Hill Pre-emptive Bonds if it does not respond to the final notice within ten (10) business days following the date of the final notice. As at the date of this announcement, the Company has been informed by Country Hill in a non-legally binding letter of intent that it was committed to exercising its pre-emptive right to subscribe for the Country Hill Preemptive Bonds, up to the number it is entitled to under the Country Hill Subscription Agreement based on terms and conditions that are substantially the same as the issue of the Placed Bonds. The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

LOCK-UP UNDERTAKINGS BY THE COMPANY, DATANG AND COUNTRY HILL

Each of the Company, Datang and Country Hill has given or is expected to give a shareholder lock-up undertaking in relation to the issue of Shares (in the case of the Company) or the Shares held by it directly (or through nominees) (in the case of Datang and Country Hill) for a period of 90 days to facilitate an orderly marketing, distribution and trading of the Bonds.

USE OF PROCEEDS

The gross proceeds from the issue of the Placed Bonds will be approximately US$200 million.

The net proceeds (net of fees, commissions and expenses) from the issue of the Placed Bonds will be approximately US$194.6 million.

It is estimated that, assuming Datang and Country Hill each exercise their respective preemptive rights in full, the net proceeds (net of fees, commissions and expenses) from the issue of the Placed Bonds, the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds will be approximately US$281.4 million.

The Company intends to use the net proceeds (net of fees, commissions and expenses) from the issue of the Placed Bonds, any Datang Pre-emptive Bonds and any Country Hill Preemptive Bonds for the Company’s capital expenditure used for capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes.

LISTING RULES IMPLICATIONS

The Conversion Shares will be issued pursuant to the general mandate granted to the Directors to allot and issue up to 20% of the issued share capital of the Company, being 32,073,771,248 Shares, by the Shareholders of the Company passed at the annual general meeting held on 13 June 2013.

As each of Datang and Country Hill is a substantial Shareholder of the Company and thus a connected person, any Datang Further Subscription or any Country Hill Further Subscription (including any Shares to be issued on conversion of any Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds) will constitute a connected transaction of the Company and will be subject to independent Shareholders’ approval under the Listing Rules. As at the date of this announcement, the Company has been informed by each of Datang and Country Hill in a non-legally binding letter of intent that it was committed to exercising its pre-emptive rights to subscribe for the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds respectively, up to the number it is entitled to under the Datang Subscription Agreement or the Country Hill Subscription Agreement (as the case may be) based on terms and conditions that are substantially the same as the issue of the Placed Bonds. The Company will make such further announcement as is necessary if any agreement(s) is/are entered into by the Company with Datang or Country Hill regarding the above matters.

Shareholders and potential investors should note that the completion of the issue of the Bonds are subject to the fulfilment of the conditions under the Bond Subscription Agreement. As the issue of the Placed Bonds, the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds may or may not proceed, Shareholders and potential investors are reminded to exercise caution when dealing in the Shares.

ISSUE OF THE PLACED BONDS

The Bond Subscription Agreement

Date:	24 October 2013

Parties:	The Company and the Joint Managers

Proposed issue of the Bonds:	Subject to the fulfilment of the conditions set out below in the section headed ‘‘Conditions Precedent’’.

Conversion of the Bonds:

Based on the initial Conversion Price of HK$0.7965 and assuming full conversion of the Placed Bonds at the initial Conversion Price, the Placed Bonds will be convertible into 1,946,817,325 Shares, representing approximately 6.07% of the issued share capital of the Company on the Last Trading Day and approximately 5.72% of the issued share capital of the Company as enlarged assuming full conversion of the Placed Bonds. The Conversion Shares will be allotted and issued pursuant to the general mandate of the Company granted to the Directors at the annual general meeting held on 13 June 2013 and will rank pari passu in all respects with the Shares then in issue on the relevant conversion date. The issue of the Placed Bonds is not subject to the approval of the Shareholders.

Conditions Precedent:	The obligations of the Joint Managers to subscribe and pay for the Placed Bonds are subject to, among others, the following conditions precedent:

	1.	Due diligence: the Joint Managers being satisfied with the results of its due diligence investigations with respect to the Company and the Group and the offering circular shall have been prepared in form and content satisfactory to the Joint Managers;

	2.	Other contracts: the execution and delivery (on or before the Placed Bonds Closing Date) of the other contracts, each in a form reasonably satisfactory to the Joint Managers, by the respective parties;

	3.	Lock-up: Datang and Country Hill having executed shareholder lock-up undertakings in the form agreed by the Joint Managers;

	4.	Auditors’ letters: upon the publication date of the offering circular and on the Placed Bonds Closing Date, there having been delivered to the Joint Managers letters, in form and substance reasonably satisfactory to the Joint Managers, dated the publication date in the case of the first letter and dated the Placed Bonds Closing Date in the case of the subsequent letters, and addressed to the Joint Managers from Deloitte Touche Tohmatsu, Certified Public Accountants to the Company;

5.	Compliance: at the Placed Bonds Closing Date:

	(i)	the representations and warranties of the Company in the Bond Subscription Agreement being true, accurate and correct at, and as if made on such date;

	(ii)	the Company having performed all of its obligations under the Bond Subscription Agreement to be performed on or before such date; and

	(iii)	there having been delivered to the Joint Managers a certificate of a duly authorised officer of the Company;

6.	Material adverse change: after the date hereof or, if earlier, the dates as of which information is given in the offering circular up to and at the Placed Bonds Closing Date, there not having occurred any change (nor any development or event reasonably likely to involve a prospective change), in the condition (financial or other), prospects, results of operations or general affairs of the Company or of the Group, which, in the opinion of the Joint Managers, is material and adverse in the context of the issue and offering of the Placed Bonds;

7.	Other consents: on or prior to the Placed Bonds Closing Date there shall have been delivered to the Joint Managers copies of all resolutions, consents, authorities and approvals required in relation to the issue of the Placed Bonds (if any) and the performance of its obligations under the trust deed, the agency agreement and the Placed Bonds (including the consents and approvals required from all lenders);

8.	Listing: the Hong Kong Stock Exchange having agreed to list the Conversion Shares upon conversion of the Placed Bonds and the Singapore Exchange having agreed, subject to any conditions reasonably satisfactory to the Joint Managers, to list the Placed Bonds (or, in each case, the Joint Managers being reasonably satisfied that such listing will be granted);

9.	Legal Opinions: on or before the Placed Bonds Closing Date, there having been delivered to the Joint Managers opinions, in form and substance reasonably satisfactory to the Joint Managers, dated the Placed Bonds Closing Date, of:

	(i)	Slaughter and May, legal advisers to the Company as to English law;

	(ii)	Conyers Dill & Pearman (Cayman) Limited, legal advisers to the Company as to Cayman Islands law;

		(iii)	Linklaters, legal advisers to the Joint Managers as to English law; and

		(iv)	Zhong Lun Law Firm, legal advisers to the Joint Managers as to PRC law.

Distribution:	The Placed Bonds and the Conversion Shares have not been and will not be registered under the Securities Act and, subject to certain exceptions, may not be offered or sold within the United States. The Placed Bonds will be offered and sold in an institutional offering outside the United States in reliance on Regulation S of the Securities Act. The Placed Bonds will be issued to persons in Hong Kong who are professional investors. None of the Placed Bonds will be offered or sold to the public in Hong Kong where to do so would result in there being a ‘‘prospectus’’ as defined in the Companies Ordinance, nor will they be placed to any connected persons of the Company. To the best of the Company’s knowledge, information and belief, having made all reasonable enquiries, the Joint Managers are independent third parties not connected with the Company or any of its subsidiaries or any of their respective directors, chief executives or substantial shareholders or any of their respective associates.

The Joint Managers have informed the Company that they intend to offer and sell the Placed Bonds to no less than six placees. To the best of the Company’s knowledge, information and belief, having made all reasonable enquiries, each of the placees (and their respective ultimate beneficial owners) is and will be independent third parties not connected with the Company or any of its subsidiaries or any of their respective directors, chief executives or substantial shareholders or any of their respective associates.

Company lock-up undertaking:	The Company has undertaken to the Joint Managers that neither it, nor any person acting on its behalf will:

	(a)	issue, offer, sell, pledge, contract to sell or otherwise dispose of or grant options, issue warrants or offer rights entitling persons to subscribe or purchase any interest in any Shares or securities of the same class as the Placed Bonds or the Shares or any securities convertible into, exchangeable for or which carry rights to subscribe or purchase the Placed Bonds, the Shares or securities of the same class as the Placed Bonds, the Shares or other instruments representing interests in the Placed Bonds, the Shares or other securities of the same class as them;

	(b)	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of the Shares;

	(c)	enter into any transaction with the same economic effect as, or which is designed to, or which may reasonably be expected to result in, or agree to do, any of the foregoing, whether any such transaction of the kind described in (a), (b) or (c) is to be settled by delivery of Shares or other securities, in cash or otherwise; or

	(d)	announce or otherwise make public an intention to do any of the foregoing,

in any such case without the prior written consent of the Joint Managers between the date of the Bond Subscription Agreement and the date which is 90 days after the date of the Bond Subscription Agreement (both dates inclusive); except for (i) the issue of any Bonds or new Shares to be issued upon conversion of the Bonds pursuant to any pre-emptive rights arising from the Country Hill Subscription Agreement or the Datang Subscription Agreement; and (ii) the issue of any share options and restricted share units pursuant to any share option schemes adopted in compliance with the Listing Rules and any publicly disclosed equity incentive plans of the Company, and (iii) the issue of any Shares which are issued as consideration for any merger or acquisition provided that (1) the aggregate value of the Shares issued (as calculated by the Current Market Price (as defined in the Bond Subscription Agreement)) is less than US$100,000,000 and (2) the Company procures that the person receiving such Shares executes a shareholder lock-up undertaking on substantially the same terms as provided above prior to any such issue.

Termination:	The Joint Managers may, by written notice to the Company given at any time prior to payment of the net subscription monies for the Placed Bonds to the Company, terminate the Bond Subscription Agreement in any of the following circumstances:

	(a)	if there shall have come to the notice of the Joint Managers any breach of, or any event rendering untrue or incorrect in any respect, any of the warranties and representations contained in the Bond Subscription Agreement or any failure to perform any of the Company’s undertakings or agreements in the Bond Subscription Agreement;

	(b)	if any of the conditions have not been satisfied or waived by the Joint Managers on or prior to the Placed Bonds Closing Date;

(c)	if there shall have been, since the date of the Bond Subscription Agreement, any change, or any development involving a prospective change, in national or international monetary, financial, political or economic conditions (including any disruption to trading generally, or trading in any securities of the Company on any stock exchange or in any over the counter market) or currency exchange rates or foreign exchange controls such as would in the opinion of the Joint Managers, be likely to prejudice materially the success of the offering and distribution of the Placed Bonds or dealings in the Placed Bonds in the secondary market;

(d)

if, in the opinion of the Joint Managers, there shall have occurred any of the following events: (i) a suspension or a material limitation in trading in securities generally on the New York Stock Exchange, the London Stock Exchange, the Singapore Stock Exchange and/or the Hong Kong Stock Exchange and/or any other stock exchange on which the Company’s securities are traded; (ii) a suspension in trading in the Company’s securities on the Hong Kong Stock Exchange or the Company’s American Depositary Receipts on the New York Stock Exchange and/or any other stock exchange on which any of the Company’s securities are traded (other than any suspension in connection with the issue of the Bonds; (iii) a general moratorium on commercial banking activities in the United States, Singapore, Hong Kong and/or the United Kingdom declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States, Hong Kong, Singapore or the United Kingdom; or (iv) a change or development involving a prospective change in taxation affecting the Company, the Placed Bonds and the Shares to be issued upon conversion of the Placed Bonds or the transfer thereof;

(e)

if there shall have occurred any event or series of events (including the occurrence of any local, national or international outbreak or escalation of disaster, hostility, insurrection, armed conflict, act of terrorism, act of God or epidemic) as would in the opinion of the Joint Managers, be likely to prejudice materially the success of the offering and distribution of the Placed Bonds or dealings in the Placed Bonds in the secondary market.

Subject to the foregoing, completion of the subscription and issue of the Placed Bonds will take place on the Placed Bonds Closing Date.

The Board considers that the terms and conditions of the Bond Subscription Agreement and the Placed Bonds are fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

Principal terms of the Bonds

The principal terms of the Bonds are summarised as follows:

Issuer:	the Company

Principal amount:	US$200 million

Maturity date:	7 November 2018

Redemption amount on maturity:	Unless previously redeemed, converted or repurchased and cancelled, the Company will redeem each Bond at its principal amount on the maturity date.

Interest rate:	The Bonds will not bear interest.

Status:	The Bonds constitute direct, unconditional, unsubordinated and (subject to the terms and conditions of the Bonds) unsecured obligations of the Company and shall at all times rank pari passu and without any preference or priority among themselves. The payment obligations of the Company under the Bonds shall, subject to exceptions as may be provided by mandatory provisions of applicable legislation and subject to the terms and conditions of the Bonds, at all times rank at least equally with all of the Company’s other present and future unsecured and subordinated obligations.

Conversion right:	Subject to and upon compliance with the terms and conditions of the Bonds, the Bonds are convertible by holders into Shares, at any time on and after 18 December 2013 and up to the close of business (at the place where the bond certificate evidencing such Bond is deposited for conversion) on the date falling seven days prior to the maturity date (both days inclusive), except as described in the terms and conditions of the Bonds, or, if such Bonds shall have been called for redemption by the Company before the maturity date, then up to the close of business (at the place aforesaid) on a date no later than seven days (both days inclusive) prior to the date fixed for redemption thereof, or if notice requiring redemption has been given by the holders of such Bond pursuant to the terms and conditions of the Bonds, then up to the close of business (at the place aforesaid) on the day prior to the giving of such notice.

Conversion price:	The conversion price (as defined in the terms and conditions of the Bonds) will initially be HK$0.7965 per Share but will be subject to adjustment.

Effect on the share capital of the Company as a result of conversion of the Placed Bonds

Based on the initial Conversion Price of HK$0.7965 per Share and assuming full conversion of the Placed Bonds at the initial Conversion Price, the Placed Bonds will be convertible into 1,946,817,325 Shares, representing approximately 6.07% of the issued share capital of the Company on the Last Trading Day and approximately 5.72% of the issued share capital of the Company as enlarged by the issue of the Conversion Shares.

The following table illustrates (i) the existing shareholding structure of the Company; (ii) the shareholding structure immediately after the issue of the Placed Bonds and assuming no conversion of the Placed Bonds into Conversion Shares; and (iii) the shareholding structure immediately after the issue of the Placed Bonds and full conversion of the Placed Bonds.

			Immediately after
	Existing (as at 23 October 2013)		the issue of the Placed Bonds
					Assuming full conversion of
					the Placed Bonds into Shares
					at the initial Conversion Price
			Assuming no conversion		of HK$0.7965 each
			of the Placed Bonds		(Note 1)
		% of issued		% of enlarged		% of enlarged
		share capital		share capital		share capital
		of the		of the		of the
Share holder	No. of Shares	Company	No. of Shares	Company	No. of Shares	Company
Datang	6,116,138,341	19.06%	6,116,138,341	19.06%	6,116,138,341	17.97%

Country Hill	3,605,890,530	11.24%	3,605,890,530	11.24%	3,605,890,530	10.59%

Holders of Bonds	—	—	—	—	1,946,817,325	5.72%

Other Shareholders	22,370,867,361	69.70%	22,370,867,361	69.70%	22,370,867,361	65.72%

Total	32,092,896,232	100.00%	32,092,896,232	100.00%	34,039,713,557	100.00%

Notes:

1.	Assuming none of the outstanding share options is exercised on or before the date on which the Placed Bonds are fully converted into Shares. As at 30 September 2013, the Company has 484,714,320 outstanding share options.

Comparison of conversion price

The initial Conversion Price of HK$0.7965 represents:

(1)	a premium of approximately 35.00% over the Closing Price of HK$0.59 per Share as quoted on the Hong Kong Stock Exchange on the Last Trading Day;

(2)	a premium of approximately 32.05% over the volume weighted average Closing Price of HK$0.6032 per Share for the last five consecutive trading days up to and including the Last Trading Day; and

(3)	a premium of approximately 31.48% over the volume weighted average Closing Price of HK$0.6058 per Share for the last ten consecutive trading days up to and including the Last Trading Day.

The initial Conversion Price was determined after arm’s length negotiations between the Company and the Joint Managers with reference to the Closing Price of the Shares quoted on the Hong Kong Stock Exchange on the Last Trading Day.

General mandate

By a resolution of the Shareholders of the Company passed at the annual general meeting held on 13 June 2013, the Company granted a general mandate to the Directors to allot and issue up to 20% of the issued share capital of the Company, being 32,073,771,248 Shares. As at the date of this announcement, the Directors have not exercised the power to allot and issue any new Shares pursuant to the general mandate granted, and the Company is entitled to issue up to 6,414,754,249 Shares pursuant to such general mandate. The Conversion Shares will be issued under such general mandate.

Fund raising activity by the Company in the last 12 months

The Group has not carried out any capital fundraising activities in the past 12 months before the date of this announcement.

Pre-emptive rights of Datang

Reference is made to the Company’s announcements dated 10 November 2008, 15 July 2010, 5 May 2011 and 24 October 2013 in relation to the Datang Subscription Agreement.

Pursuant to the Datang Subscription Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Datang has a pre-emptive right to subscribe for a pro rata portion of such new securities being issued equivalent to the percentage of the issued share capital of the Company then owned by Datang immediately prior to the issue of such securities. Datang’s pre-emptive right is applicable to the issue of the Bonds and any Country Hill Further Subscription. Pursuant to the Datang Subscription Agreement, completion of any such issue of the Datang Pre-emptive Bonds to Datang upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Datang of its pre-emptive right to subscribe for the Datang Preemptive Bonds in connection with the issue of the Placed Bonds and any Country Hill Further Subscription will be at a price equivalent to the issue price of the Placed Bonds (in the case of the Datang Pre-emptive Bonds) (after any adjustment made to reflect any difference in the initial interest payment due to any difference between the dates of issue of the Placed Bonds and the Datang Pre-emptive Bonds) and conditional on the obtaining of the necessary governmental approval and the obtaining of the approval of the independent Shareholders of the Company for any such Datang Further Subscription.

The Company has notified Datang in accordance with the terms of the Datang Subscription Agreement in respect of the issue of the Placed Bonds. Pursuant to the Datang Subscription Agreement, Datang is deemed to have elected not to exercise the pre-emptive right with respect to the Datang Pre-emptive Bonds if it does not respond to the final notice within ten (10) business days following the date of the final notice. As at the date of this announcement, the Company has been informed by Datang in a non-legally binding letter of intent that it was committed to exercising its pre-emptive right to subscribe for the Datang Pre-emptive Bonds, up to the number it is entitled to under the Datang Subscription Agreement based on terms and conditions that are substantially the same as the issue of the Placed Bonds. The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

If Datang fully exercises its pre-emptive right pursuant to the Datang Subscription Agreement, (assuming Country Hill also exercises its pre-emptive right in full and the Datang Further Subscription completes), the maximum gross proceeds of the potential Datang Further Subscription will be approximately US$54.6 million.

Pre-emptive rights of Country Hill

Reference is made to the Company’s announcements dated 18 April 2011 and 24 October 2013 in relation to the Country Hill Subscription Agreement.

Pursuant to the Country Hill Subscription Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Country Hill has a preemptive right to subscribe for a pro rata portion of such new securities being issued equivalent to the percentage of the issued share capital of the Company then owned by Country Hill immediately prior to the issue of such securities. Country Hill’s pre-emptive right is applicable to the issue of the Placed Bonds and any Datang Further Subscription. Pursuant to the Country Hill Subscription Agreement, completion of any such issue of the Country Hill Preemptive Bonds to Country Hill upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Country Hill of its preemptive right to subscribe for the Country Hill Pre-Emptive Bonds in connection with the issue of the Placed Bonds and any Datang Further Subscription will be at a price equivalent to the issue price of the Placed Bonds (in the case of the Country Hill Pre-emptive Bonds) (after any adjustment made to reflect any difference in the initial interest payment due to any difference between the dates of issue of the Placed Bonds and the Datang Pre-emptive Bonds) and conditional on the obtaining of the approval of the independent shareholders of the Company for any such Country Hill Further Subscription.

The Company has notified Country Hill in accordance with the terms of the Country Hill Subscription Agreement in respect of the Placed Bonds. Pursuant to the Country Hill Subscription Agreement, Country Hill is deemed to have elected not to exercise the preemptive right with respect to the Country Hill Pre-emptive Bonds if it does not respond to the final notice within ten (10) business days following the date of the final notice. As at the date of the announcement, the Company has been informed by Country Hill in a non-legally binding letter of intent that it was committed to exercising its pre-emptive right to subscribe for the Country Hill Pre-emptive Bonds, up to the number it is entitled to under the Country Hill Subscription Agreement based on terms and conditions that are substantially the same as the issue of the Placed Bonds. The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

If Country Hill fully exercises its pre-emptive right pursuant to the Country Hill Subscription Agreement (assuming Datang also exercises its pre-emptive right in full and the Datang Further Subscription also completes) and the Country Hill Further Subscription completes, the maximum gross proceeds of the potential Country Hill Further Subscription will be approximately US$32.2 million.

SHAREHOLDER LOCK-UP UNDERTAKINGS BY DATANG AND COUNTRY HILL

Each of Datang and Country Hill has given or is expected to give a shareholder lock-up undertaking in relation to the Shares held by it directly (or through nominees) for a period of 90 days to facilitate an orderly marketing, distribution and trading of the Bonds.

Listing Rules implications

As each of Datang and Country Hill is a substantial Shareholder of the Company and thus a connected person, any Datang Further Subscription and any Country Hill Further Subscription (including any Shares to be issued on conversion of any Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds) will constitute a connected transaction of the Company and will be subject to independent Shareholders’ approval under the Listing Rules. As at the date of this announcement, the Company has been informed by each of Datang and Country Hill in a non-legally binding letter of intent that it was committed to exercising its pre-emptive rights to subscribe for the Datang Pre-emptive Bonds and the Country Hill Preemptive Bonds respectively, up to the number it is entitled to under the Datang Subscription Agreement or the Country Hill Subscription Agreement (as the case may be) based on terms and conditions that are substantially the same as the issue of the Placed Bonds. The Company will make such further announcement as is necessary if any agreement(s) is/are entered into by the Company with Datang or Country Hill regarding the above matters.

Reasons for and benefits of the issue of the Bonds

The Company is of the view that the issue of the Bonds represents a good opportunity for the Company to broaden its shareholder base.

Use of proceeds

The gross proceeds from the issue of the Placed Bonds will be approximately US$200 million.

The net proceeds (net of fees, commissions and expenses) from the issue of the Placed Bonds will be approximately US$194.6 million.

It is estimated that, assuming Datang and Country Hill each exercise their respective preemptive rights in full, the net proceeds (net of fees, commissions and expenses) from the issue of the Placed Bonds, the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds will be approximately US$281.4 million.

The Company intends to use the net proceeds (net of fees, commissions and expenses) from the issue of the Placed Bonds, any Country Hill Pre-emptive Bonds and any Datang Pre-emptive Bonds for the Company’s capital expenditure used for capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes.

Information about the Group

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in the PRC, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, the PRC, the Company has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. The Company also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

General

Shareholders and potential investors should note that the completion of the issue of the Placed Bonds are subject to fulfilment of the conditions under the Bond Subscription Agreement. As the issue of the Placed Bonds, the Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds may or may not proceed, Shareholders and potential investors are reminded to exercise caution when dealing in the Shares.

Definitions

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

‘‘Alternative Stock Exchange’’	at any time, in the case of the Shares, if they are not at that time listed and traded on the Hong Kong Stock Exchange, the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in

‘‘associate(s)’’	has the meaning ascribed to it under the Listing Rules

‘‘Board’’	the board of Directors

‘‘Bond Subscription Agreement’’	the subscription agreement entered into between the Company and the Joint Managers dated 24 October 2013 in respect of the issue of the Bonds

‘‘Bonds’’	the Placed Bonds, any Datang Pre-emptive Bonds and any Country Hill Pre-emptive Bonds

‘‘Closing Price’’	‘‘Closing Price’’ for the Shares for any trading day shall be the price published in the daily quotation sheet published by the Hong Kong Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange for such day

‘‘Companies Ordinance’’	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)

‘‘Company’’	Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, whose Shares are listed on the Main Board of the Hong Kong Stock Exchange

‘‘connected person(s)’’	has the meaning ascribed to it under the Listing Rules

‘‘Conversion Price’’	the price at which Conversion Shares will be issued upon conversion of the Bonds which will initially be HK$0.7965 per Share and will be subject to adjustment in the manner provided in the terms and conditions of the Bonds

‘‘Conversion Shares’’	Shares to be allotted and issued by the Company upon conversion of the Bonds

‘‘Country Hill’’	Country Hill Limited, a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by China Investment Corporation

‘‘Country Hill Further Subscription’’	the potential subscription of Country Hill Pre-emptive Bonds by Country Hill pursuant to any exercise of pre-emptive right by Country Hill under the Country Hill Subscription Agreement

‘‘Country Hill Pre- emptive Bonds’’	any Bonds to be issued to Country Hill pursuant to any exercise of its pre-emptive right under the Country Hill Subscription Agreement in connection with the Bond Subscription Agreement as will result in Country Hill’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Placed Bonds and any Datang Further Subscription

‘‘Country Hill Subscription Agreement’’	the share subscription agreement dated 18 April 2011 between the Company and Country Hill

‘‘Current Market Price’’	has the meaning as defined in the Bond Subscription Agreement

‘‘Datang’’	Datang Holdings (Hong Kong) Investment Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws

‘‘Datang Further Subscription’’	the potential subscription of Datang Pre-emptive Bonds by Datang pursuant to any exercise of pre-emptive right by Datang under the Datang Subscription Agreement

‘‘Datang Pre-emptive Bonds’’	any Bonds to be issued to Datang pursuant to any exercise of its pre-emptive right under the Datang Subscription Agreement in connection with the Bond Subscription Agreement as will result in Datang’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Placed Bonds and any Country Hill Further Subscription

‘‘Datang Subscription Agreement’’	the share purchase agreement dated 6 November 2008 between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws

‘‘Director(s)’’	director(s) of the Company

‘‘Group’’	the Company and its subsidiaries

‘‘HK$’’	Hong Kong Dollars, the lawful currency of Hong Kong

‘‘Hong Kong’’	the Hong Kong Special Administrative Region of the PRC

‘‘Hong Kong Stock Exchange’’	The Stock Exchange of Hong Kong Limited

‘‘Joint Managers’’	J.P. Morgan Securities plc and Deutsche Bank AG, Hong Kong Branch

‘‘Last Trading Day’’	24 October 2013, being the last full trading day immediately before the date of this announcement

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

‘‘Placed Bonds’’	means the zero coupon convertible bonds due 2018 of an aggregate principal amount of US$200 million issued by the Company under the Bond Subscription Agreement

‘‘Placed Bonds Closing Date’’	7 November 2013 or such other date as the Company and the Joint Managers may agree, but not later than 21 November 2013

‘‘PRC’’	the People’s Republic of China (for the purpose of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan)

‘‘Regulation S’’	Regulation S under the Securities Act

‘‘Securities Act’’	the U.S. Securities Act of 1933, as amended

‘‘SFC’’	the Securities and Futures Commission of Hong Kong

‘‘Share(s)’’	share(s) of US$0.0004 each in the share capital of the Company listed on the Hong Kong Stock Exchange

‘‘Shareholder(s)’’	the holder(s) of the Shares

‘‘substantial shareholder(s)’’	has the meaning ascribed to it under the Listing Rules

‘‘Takeovers Code’’	the Code on Takeovers and Mergers of Hong Kong

‘‘US’’ or ‘‘United States’’	the United States of America

‘‘US$’’, ‘‘USD’’ or ‘‘US Dollars’’	United States dollars, the lawful currency of the United States

‘‘%’’	per cent

By order of the Board
Semiconductor Manufacturing International Corporation
Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 25 October 2013

*       English translation is for identification only

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan